EXHIBIT 99.10

Press Release dated February 25, 2004

Call-Net Reports Fourth Quarter and Year-End Results for 2003

-	Company adds 37,900 local service lines in fourth quarter, 106,400 for the year, a 62% increase over 2002

-	Number of business accounts more than doubled to 11,000 by year-end

-	EBITDA grows to $98 million, a 105% increase over 2002

-	Company generates $3 million in free cash flow in the quarter ending the year with cash and available liquidity of approximately $178 million

     TORONTO, Feb. 25 /CNW/ - Call-Net Enterprises Inc. (TSX: FON, FON.B), a national facilities-based provider of competitive telecommunications, data and IP solutions to households and businesses across Canada, today reported financial results for the fourth quarter and year ending December 31, 2003.

     “The implementation of our consumer and business strategies produced solid financial results in the fourth quarter and for the year, as we continued to offer products in market niches we can penetrate successfully,” said Bill Linton, president and chief executive officer. “In 2003, we recorded the second best EBITDA in 10 years, generated positive free cash flow and ended the year with a healthy balance sheet, substantially reducing our financial risk and positioning the company for growth.”

     Q4 Highlights

     Consolidated revenue for the fourth quarter of 2003 was $204.1 million, a 0.8 per cent increase from the same period last year. Fourth quarter earnings before interest, taxes, depreciation and amortization (EBITDA) were $25.4 million a decrease of $5.2 million from the fourth quarter of 2002. During the quarter the Company generated free cash flow of $3.0 million.

     The Company continued to make progress selling bundled services to households, small and medium sized businesses, selling IP-enabled solutions to Canadian businesses of all sizes, and winning several multi-national accounts in partnership with Sprint in the United States. During the fourth quarter, Call-Net added 37,900 net local equivalent lines of which 30,600 were for consumers. Call-Net also finished the quarter with 12,800 wireless subscribers.

     Consumer services revenue improved compared with the same quarter in 2002 as increases in local and wireless service revenues more than offset declines in dial-up Internet. Revenue from bundled products continued to grow relative to revenue from stand-alone products. Business revenues improved marginally in the fourth quarter relative to the same period in 2002, while carrier services revenue declined during the same period.

     “Continued strong growth in local service provisioning among consumer and business customers contributed to a solid quarter,” added Linton. “In 2003, our local service revenues are up over 55 per cent from 2002, demonstrating that Canadian consumers and businesses are continuing to embrace Sprint Canada as the smarter alternative to the former monopoly phone companies’ service.”

     For the first time in ten years, carrier charges were less than 50 per cent of revenues. Network optimization, favourable changes in the product mix, dispute wins and aggressive contract negotiations led to a decline in carrier costs, which totaled $96.8 million, or 47.4 per cent of revenues in the fourth quarter. This represented a $6.6 million improvement from the same period in 2002.

     Total operating costs for the fourth quarter were $81.9 million, a 19.7 per cent increase over the same period last year, primarily relating to the new wireless product offering, improvements to service levels and personnel performance incentives.

     There were no significant regulatory decisions during the fourth quarter. On January 27, 2004 the Canadian Radio-television and Telecommunications Commission (CRTC) agreed with our assessment of the lack of competition in the home phone service market, directing the former monopolies to provide the same quality of service to consumers whether they use an incumbent telephone company’s service or Sprint Canada’s. The CRTC also agreed to Call-Net’s request to inform consumers about the availability and terms of local competition and extended the prohibited winback period from 90 days to 12 months. On the same day, the CRTC issued an interim decision on Ethernet access, applying an interim tariff to certain services, which should bring to an end the price discrimination by the ILECs in providing these services to Canadian business consumers.

     Added Linton, “Although much progress has been made in the last year, we continue to encourage the CRTC to focus its efforts on ensuring consumers have genuine choice through fair competition.”

     2003 in Summary

     For the year ended December 31, 2003, Call-Net reported total revenue of $805.3 million, a 0.6 per cent improvement from the previous year. Growth in consumer services and business solutions operations supported the revenue stability, although as expected, wholesale carrier revenues declined. Call-Net made significant inroads in the market for local services, adding 65,000 net consumer lines and 41,400 net equivalent business lines for a total of 106,400 lines, a 62.1 per cent increase over the previous year. Profitability improved as EBITDA more than doubled to $97.8 million compared with $47.8 million in 2002, representing an improvement in gross profit.

     “Over the past eight quarters, our revenue has been quite stable, as gains from the introduction of innovative products and services and new pricing plans were offset by the declines in per minute or per unit price of services,” said Roy Graydon, executive vice president and chief financial officer. “We’ve seen a decline in carrier charges and a consequent increase in gross profit as we optimize our network and benefit from regulatory initiatives to level the competitive playing field.”

     Outlook

     In 2004, Call-Net expects continued growth in its consumer and business solutions revenues offset somewhat by continued decline in carrier services revenues. Top line revenue growth will be modest, up one to five per cent over 2003.

     In the consumer market, Call-Net will focus on attracting home phone service customers and expects to continue the momentum in adding home phone service customers in 2004. Call-Net also intends to introduce a competitively priced voice over IP product that will feature a full range of telephony services.

     The business market will remain highly competitive, particularly in the large corporate and mid-sized market segments. Long distance and data prices, which will continue to decline in 2004, are expected to be offset by success in the local market and the continued uptake of IP-enabled solutions. Call-Net is committed to maintaining a profitable carrier service operation with anticipated revenue declines in per unit pricing throughout 2004, offset by declining costs.

     Carrier charges should decline from the 2003 level as the result of the Company’s ongoing efforts at network optimization. Much of the reduction in costs associated with lower carrier charges will be redeployed to customer acquisition programs. As a result, the Company expects EBITDA growth of five to 10 per cent over 2003.

     Capital expenditures in 2004 will be in the range of six per cent of revenue, approximately half of which will be spent on improvements and the other half on growth, including the expansion of the Company’s co-location footprint from 134 to 148 centres, the installation of new local switching equipment and the purchase of other capital equipment to support local customer growth.

Conference call

     Call-Net will host a conference call to discuss its fourth quarter results later today, Wednesday, February 25, 2004 at 1:00 p.m. ET. To participate, dial 416-695-5259 or 1-800-769-8320. The call will be audio webcast live at www.callnet.ca or by entering http://www.newswire.ca/en/webcast. The call will also be available on replay until March 3, 2004.

     About Call-Net Enterprises Inc.

     Call-Net Enterprises Inc., primarily through its wholly owned subsidiary Sprint Canada Inc., is a leading Canadian integrated communications solutions provider of local and long distance voice services as well as data and IP services to households and businesses across Canada. Call-Net, headquartered in Toronto, owns and operates an extensive national fibre network, has over 134 co-locations in five major urban areas including 25 municipalities and maintains network facilities in the United States and the United Kingdom. For more information, visit the Company’s web sites at www.callnet.ca and www.sprint.ca.

     Note for Investors:

     This news release may include statements about expected future events and/or financial results that are forward-looking in nature and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbour for forward-looking statements provisions contained in the Private Securities Litigation Reform Act of 1995. The company cautions that actual performance will be affected by a number of factors, many of which are beyond its control. Future events and results may vary substantially from what the company currently foresees. Discussion of the various factors that may affect future results is contained in the company’s recent filings with the Securities and Exchange Commission, the Ontario Securities Commission and SEDAR.

Call-Net Enterprises Inc.

CONSOLIDATED BALANCE SHEETS

As at December 31 (millions of Canadian dollars)

	2003	2002
ASSETS
Cash and cash equivalents	56.5	34.1
Short-term investments	93.6	90.9

Cash, cash equivalents and short-term investments	150.1	125.0
Accounts receivable	42.7	89.3
Other current assets	48.9	4.4

Total current assets	241.7	218.7

Capital assets	515.2	600.0
Other assets	80.7	101.1

Total assets	837.6	919.8

LIABILITIES AND SHAREHOLDERS’ EQUITY
Accounts payable and accrued liabilities	159.1	159.4
Long-term liabilities	424.1	511.8
Commitments and contingencies
Shareholders’ equity
Capital stock
Common Shares, unlimited authorized	49.8	50.3
Class B Non-Voting Shares, unlimited authorized	297.6	256.0
Preferred Shares, unlimited authorized	—	—
Deficit	(93.0)	(57.7)

Total shareholders’ equity	254.4	248.6

Total liabilities and shareholders’ equity	837.6	919.8

Call-Net Enterprises Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

Years ended December 31
(millions of Canadian dollars,
except per share amounts)

			Pre-
			recapitalization
		Nine	Three
		Months	Months
		Ended	Ended
		Dec 31,	March 31,
	2003	2002	2002	2001
Revenue	805.3	598.9	201.8	928.4
Carrier charges	409.9	335.7	116.8	508.9

Gross profit	395.4	263.2	85.0	419.5
Operating costs	297.6	227.3	73.1	284.7
Restructuring and other charges	7.0	30.5	—	1,109.7
Depreciation and amortization	156.8	120.3	41.8	213.1

Operating loss	(66.0)	(114.9)	(29.9)	(1,188.0)
Net gain on sale of capital assets and rights	—	9.4	—	6.1
Gain on repurchase of long-term debt	—	93.1	—	—
Interest on long-term debt	(43.2)	(43.9)	(60.3)	(226.7)
Interest and other income (expense)	(5.7)	(2.9)	(0.8)	15.2
Foreign exchange gain (loss)	85.9	4.1	(1.8)	(139.2)

Loss before taxes	(29.0)	(55.1)	(92.8)	(1,532.6)
Income tax benefit (expense)	(6.3)	(2.6)	1.0	7.9

Net loss for the period	(35.3)	(57.7)	(91.8)	(1,524.7)
Deficit, beginning of period	(57.7)	—	(2,759.4)	(1,234.7)

Deficit, end of period	(93.0)	(57.7)	(2,851.2)	(2,759.4)

Basic earnings (loss) per share	(1.28)	(2.42)	(20.26)	(336.95)
Fully diluted earnings (loss) per share	(1.28)	(2.42)	(20.26)	(336.95)

Call-Net Enterprises Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31
(millions of Canadian dollars)

			Pre-
			recapitalization
		Nine	Three
		Months	Months
		Ended	Ended
		Dec 31,	March 31,
	2003	2002	2002	2001
OPERATING ACTIVITIES
Net loss for the period	(35.3)	(57.7)	(91.8)	(1,524.7)
Add (deduct) operating items not requiring cash:
Depreciation and amortization	156.8	120.3	41.8	213.1
Interest and other (income) expense	1.3	3.2	(0.2)	(1.9)
Foreign exchange (gain) loss on long-term debt	(85.9)	(4.8)	1.8	137.6
Income taxes	4.3	—	—	—
Gain on repurchase of long-term debt	—	(93.1)	—	—
Net losses on disposals and writedowns of capital assets	—	1.3	—	21.9
Interest on long-term debt	—	—	35.7	130.8
Writedown of goodwill	—	—	—	1,071.1
Future income taxes	—	—	(2.4)	(12.0)

Cash provided by (used in) operations before changes in non-cash working capital	41.2	(30.8)	(15.1)	35.9
Net change in non-cash working capital balances related to operations	(7.5)	60.3	(8.3)	(63.1)

Cash provided by (used in) operating activities	33.7	29.5	(23.4)	(27.2)

INVESTING ACTIVITIES
(Increase) decrease in short-term investments	(2.7)	12.3	217.2	(201.2)
Acquisition of capital assets	(44.1)	(62.4)	(16.0)	(101.5)
Net proceeds on disposal of capital assets and rights	7.8	6.7	—	37.9
Acquisitions	(19.7)	(1.0)	—	1.9
Increase in deferred costs	(1.0)	—	(2.6)	—
Proceeds from sale of accounts receivable	10.0	—	—	—

Cash provided by (used in) investing activities	(49.7)	(44.4)	198.6	(262.9)

			Pre-
			recapitalization
		Nine	Three
		Months	Months
		Ended	Ended
		Dec 31,	March 31,
	2003	2002	2002	2001
FINANCING ACTIVITIES
Increase (decrease) in right of way liability	(2.2)	(0.1)	(0.1)	4.6
Issuance of Common Shares	40.6	—	—	—
Repurchase of long-term debt	—	(29.7)	—	—
Termination of cross-currency swaps	—	—	—	1.1

Cash provided by (used in) financing activities	38.4	(29.8)	(0.1)	5.7

Net increase (decrease) in cash and cash equivalents during the period	22.4	(44.7)	175.1	(284.4)
Cash and cash equivalents, beginning of period	34.1	78.8	15.5	299.9

Cash and cash equivalents, end of period	56.5	34.1	190.6	15.5

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     %SEDAR: 00004316EF

For further information: Media Contact: Karen O’Leary, Corporate
Communications, (416) 718-6445, karen.oleary@sprint-canada.com